SOLIGENIX, INC.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540
Phone: (609) 538-8200

February 7, 2012

VIA EDGAR

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Soligenix, Inc. Form 10-K Filed March 30, 2011 SEC File No. 000-16929

Dear Mr. Riedler:

We are responding to your January 20, 2012 comment letter.  For your reference, we have included the comments from your letter followed by our responses.

Form 10-K, filed March 30, 2011

1.
We note your responses to our prior comments 2, 3 and 4 and your proposal to include revised disclosure in your upcoming 10-K for the fiscal year ended December 31, 2011.  With respect to this disclosure specifically, and for any disclosure that you intend to revise in response to our comments in this letter, please provide us with a draft of your proposed changes as soon as possible, so that we may have the opportunity to review and comment on the revisions.

Response:

A draft of our revised disclosure in response to this comment is set forth on Exhibit A attached hereto and is organized under headings that reference your prior comments 2, 3, and 4.  We intend to include such information in appropriate sections of our Form 10-K for the fiscal year ended December 31, 2011.

Business, page 3

2.
We note your response to our prior comment 1 and reissue the comment in part.  Please file as an exhibit the written agreement evidencing the grant pursuant to Item 601(b)(10) of Regulation S-K.

Response:

As previously stated in our December 23, 2011 correspondence, the Company has not entered into any material written agreements with The National Institute of Allergy and Infectious Diseases with respect to the grant in question.  Therefore, there is no exhibit that can be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K.

orBec® License Agreement, page 15

3.
We note your response to our prior comment 5 that the license agreement with the University of Texas Medical Branch-Galveston contains no financial obligations to which the company is bound. However, we also note the disclosure on page 15 of your Form 10-K discussing this license which states, “Under the license agreements, we will be obligated to make performance-based milestone payments, as well as royalty payments on any sales of oral BDP.”  Accordingly, we reissue the comment and ask that you describe the material terms of the license, including the aggregate milestones and royalty payments you will be obligated to make.  In addition, please file the license agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Given that orBec is your most advanced product and that a confirmatory Phase 3 study is underway, it appears that this license is material to the company.

Response:

The license agreement with the University of Texas Medical Branch-Galveston relating to the application of oral BDP for the treatment of irritable bowel syndrome was terminated effective January 31, 2012.  The Company did not generate any revenues from the technology licensed under the agreement and did not conduct any studies related to such technology.  Accordingly, this license agreement is not a material contract within the meaning of Item 601(b)(10) of Regulation S-K.

RiVax Intellectual Property, page 15

4.
Please revise your exhibit index to correctly incorporate by reference the license agreement with UTSW as Exhibit 10.2 by referencing to Exhibit 10.9 to Form 10-KSB filed March 30, 2004.

Response:

We will revise our exhibit index to correctly incorporate by reference the license agreement with UTSW as Exhibit 10.2 by referencing to Exhibit 10.9 to Form 10-KSB filed March 30, 2004.

*      *      *      *      *

In connection with responding to the comment letter, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

/s/ Christopher J. Schaber

Christopher J. Schaber
Chief Executive Officer and President

cc:   Leslie J. Croland

Exhibit A

Prior Comment 2

The initial term of the Collaboration and Supply Agreement dated February 11, 2009 between the Company and Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) expires on a country-by-country basis on the later of: (i) 10 years after the date of the first commercial sale of oral beclomethasone dipropionate (“orBec®”) by Sigma-Tau in such country; or (ii) the expiration of the last to expire of the Company’s patents and patent applications relating to orBec® in such country.  Upon the expiration of the initial term, on a country-by-country basis, the agreement is automatically renewed for periods of five years.  During such renewal periods, each of Sigma-Tau and the Company has the right to terminate the agreement for convenience upon six months and 18 months, respectively, prior written notice.  If the Company terminates the agreement for convenience, the Company is required to transfer to Sigma-Tau or its designee, for no consideration, the U.S. Food and Drug Administration (the “FDA”) and European Medicines Agency (“EMEA”) authorizations which are necessary for the marketing, use, distribution and sale of orBec® and all relevant data and know-how necessary to manufacture and commercialize orBec® in the country and grant to Sigma-Tau a royalty-free, fully paid, perpetual and irrevocable license, with the right to sublicense, to the trademark “orBec” and such know-how.

Either party may terminate the agreement: (i) in the event the other party breaches any material obligation; or (ii) upon the initiation of a proceeding in bankruptcy (voluntary or involuntary), reorganization, dissolution, liquidation or similar proceeding or occurrence.  The Company also has the right to terminate the agreement in the event that Sigma-Tau challenges or assists any third party in the challenge of the validity of any of the Company’s patents or patent applications relating to orBec®.

Upon termination other than for breach by Sigma-Tau, Sigma-Tau has the right to process and sell its inventory for a period of three months following the date of termination, subject to the payment of the amounts owed under the agreement to the Company and continued compliance with the terms of the agreement.

Prior Comment 3

On December 1, 2010, we entered into a definitive license agreement with the University of Colorado (“UC”) for novel technology for use in the development of subunit vaccines with long-term stability, including stability at elevated temperatures.  The Company has an exclusive license to commercially exploit the covered products worldwide, subject to the right of UC, the inventors and future non-profit employers of the inventors, to make and use the covered products for industry-sponsored research, clinical, educational, research or other non-commercial purposes. In consideration for the license, the Company has paid to UC a license fee in the amount of approximately $20,000 and is required to pay to UC (i) certain out-of-pocket expenses incurred by UC in connection with the patent application and issued patent, (ii) milestone payments in the aggregate amount of $1,250,000 and (iii) royalty payments equal to a low single digit percentage  of net sales of the covered products, with the minimum annual royalty payments ranging from $15,000 to $50,000 depending upon the stage of commercialization of the covered products.

Additionally, in the event that the Company sublicenses it rights under this license agreement, the Company will be required to pay UC a declining royalty percentage (depending upon when the sublicense is executed) of any income received by the Company from any sublicensee (excluding royalties) to the Company.

The license agreement expires upon the expiration of the licensed patents.  The Company has the right to terminate this agreement upon 60 days prior written notice to UC provided the Company pays all amounts then due.  After such termination, the Company will have the right to sell its inventory for a period not to exceed six months, subject to the payment of the amounts owed under the agreement.  UC has the right to terminate the agreement upon: (i) the Company becoming insolvent or declaring bankruptcy; (ii) 60 days notice, if the Company breaches any obligation under the agreement without curing such breach during such notice period; (iii) the Company violating laws or regulations of governmental authorities which have a material adverse effect on the Company; or (iv) the Company instituting action challenging the validity of the licensed patent.

Prior Comment 4

On November 24, 1998, the Company, Enteron Pharmaceuticals, Inc. (“Enteron”) and George B. McDonald (“Dr. McDonald”) entered into an exclusive license agreement for the rights to intellectual property, including know-how, relating to orBec®.  The Company has an exclusive license to commercially exploit the covered products worldwide, subject to Dr. McDonald’s right to make and use the technology for research purposes and the U.S. Government’s right to use the technology for government purposes.  In consideration for the license, the Company has paid to Dr. McDonald a license fee in the amount of $20,000 and is required to (i) reimburse Dr. McDonald for certain out-of-pocket expenses incurred by Dr. McDonald in connection with the patent applications and issued patents, (ii) pay Dr. McDonald a milestone payment in the amount of $300,000; (iii) issue Dr. McDonald shares of common stock equal to 8% of the Company’s outstanding common stock as of November 24, 1998, with certain anti-dilution protection, and (iv) pay Dr. McDonald royalty payments equal to 6% of net sales of the covered products.

Additionally, in the event that the Company sublicenses it rights under this license agreement, the Company will be required to pay Dr. McDonald 25% of any sublicense fees and royalty payments paid by the sublicense to the Company.

The term of this agreement expires upon the expiration of the licensed patent applications or patents.  After five years from the date of the agreement, Dr. McDonald has the right to terminate this agreement in its entirety or to terminate exclusivity under the agreement if the Company or its sublicense has not commercialized or are not actively attempting to commercialize a covered product.

Additionally, the agreement terminates: (i) automatically upon the Company becoming insolvent; (ii) upon 30 days notice, if the Company breaches any obligation under the agreement without curing such breach during the notice period; and (iii) upon 90 days notice by the Company.  After any termination, the Company will have the right to sell its inventory for a period not to exceed three months following the date of termination, subject to the payment of the amounts owed under the agreement.

On July 26, 2011, the Company, Enteron, and Dr. McDonald entered into an amendment to their exclusive license agreement.  Under the license agreement, Dr. McDonald would have been entitled to receive (i) $1,250,000 upon the closing of the July 26, 2011 amendment executed by the Company and Sigma-Tau; and (ii) $250,000 upon an approval of orBec® by the EMEA.  Pursuant to the amendment, the Company agreed to pay Dr. McDonald (i) $612,500 in cash and $400,000 in common stock of the Company (based upon the closing price of the Company’s common stock on July 26, 2011) upon the closing of the amendment between the Company and Sigma-Tau and (ii) $400,000 in cash upon an approval of orBec® by the EMEA.